Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our historical consolidated ratio of earnings to fixed charges is presented below for the periods shown.

	Calendar Year Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007	June 30, 2007
Earnings(1):
The sum of:
Pre-tax income from continuing operations	$2,883	$3,686	$77	$5,007	$15,848	$10,977	$13,192
Fixed charges	13,476	10,882	11,955	15,593	15,858	3,484	2,947
Amortization of capitalized interest	—	—	—	—	—	—	—
Share of distributed income of 50% owned affiliate	115	60	250	488	875	180	200

Adjusted Earnings	$16,474	$14,628	$12,282	$21,088	$32,581	$14,641	$16,339

Fixed Charges(2):
The sum of
(i) Interest expensed	$8,218	$6,097	$7,393	$11,407	$11,915	$2,588	$1,992
(ii) Amortized premiums, discounts and capitalized expenses related to indebtedness (included in interest)	—	—	—	—	—	—	—
(iii) Estimate of Interest included in rental expense	5,258	4,785	4,562	4,186	3,943	896	955

Fixed Charges	$13,476	$10,882	$11,955	$15,593	$15,858	$3,484	$2,947

Ratio of earnings to fixed charges	1.2:1	1.3:1	1.0:1	1.4:1	2.0:1	4.2:1	5.5:1

(1)	During September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. AUG AIR-1 (“FSB”) adopting a new accounting principle as to the methods of accounting for planned maintenance activities (“Turnarounds”), effective for the periods beginning on and after January 1, 2007. We adopted the direct expensing method of accounting for Turnarounds pursuant to the new FSP. We have adjusted the Earnings, above, for periods prior to 2007 to reflect this change.

(2)	To estimate the amount of interest expense included in rental expense, we used various approaches, primarily the NPV approach for approximately 65% of the actual annual rent expense.